Q77(h) (Change in Control)

Virtus Mid-Cap Core Fund (Series 18):
National Financial Services LLC ("NFS"), on behalf of its customers, acquired control on or about March 31, 2017, due to a series of small purchases throughout the period. As of the end of the period, NFS owned approximately 29.66% of the shares (as measured in assets).